MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C. V6B 2X6

January 14, 2004	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

CLOSING OF PROPERTY ACQUISITION

The Company is pleased to announce that it has closed its mineral property acquisition agreement previously announced December 1, 2003. The Company has an option to acquire a 100% interest in 18 lode mining claims located in Mineral County, Nevada. The project has the potential for the discovery of high-grade underground quartz-adularia-style veins as well as bulk tonnage stockwork deposits.

The total acquisition price for the project is payable over five years after the issuance of a drilling permit and comprises 225,000 warrants and $177,500 (U.S.). The warrants allow the Optionor the right to purchase common shares of Miranda Gold Corp. at prices ranging from $0.25 to $0.50 (Cdn) and are exercisable for a period of two years from their date of issue. A cash payment of US $7,500 has been made and 25,000 warrants have been issued. The 25,000 warrants are exercisable for a period of two years expiring January 9, 2006. The warrants are subject to a four month hold period expiring May 10, 2004. No other payments are due to the Optionor until the earlier of drill permits being issued or two years, whichever occurs first.

The project is subject to a 3% net smelter return royalty , however the Company can buy 2/3 of the NSR royalty (i.e. Miranda can buy 2% NSR, leaving a 1% NSR on the property) for $1,000,000 US for each 1% of the NSR purchased.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with numerous gold exploration projects in various stages of exploration and development. For more information, visit the Company’s web site at www.mirandagold.com.

On behalf of the Board

“Dennis L. Higgs”

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.